UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

NTN BUZZTIME, INC.

(Name of Issuer)

Common Stock, $0.005 par value

(Title of Class of Securities)

629410309

(CUSIP Number)

Trinad Capital Master Fund, Inc.
4751 Wilshire Blvd.
3rd Floor
Los Angeles CA, 90010
Attn.: Charles Bentz
Tel: 310-601-2500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 17, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629410309
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	75	SOLE VOTING POWER
	86	SHARED VOTING POWER 3,276,100
	97	SOLE DISPOSITIVE POWER
	108	SHARED DISPOSITIVE POWER 3,276,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,276,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 629410309
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	75	SOLE VOTING POWER
	86	SHARED VOTING POWER 3,276,100
	97	SOLE DISPOSITIVE POWER
	108	SHARED DISPOSITIVE POWER 3,276,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,276,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 629410309
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	75	SOLE VOTING POWER
	86	SHARED VOTING POWER 2,493,767
	97	SOLE DISPOSITIVE POWER
	108	SHARED DISPOSITIVE POWER 2,493,767
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,493,767
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 629410309
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	75	SOLE VOTING POWER
	86	SHARED VOTING POWER 2,493,767
	97	SOLE DISPOSITIVE POWER
	108	SHARED DISPOSITIVE POWER 2,493,767
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,493,767
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 629410309
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert S. Ellin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	75	SOLE VOTING POWER 386,100
	86	SHARED VOTING POWER 3,276,100(2)
	97	SOLE DISPOSITIVE POWER 386,100
	108	SHARED DISPOSITIVE POWER 3,276,100(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,662,200(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IN

(1) The amount reported consists of 386,100 shares of the Issuer’s Common Stock owned by the Robert S. Ellin Profit Sharing Plan.

(2) These shares are owned by the Trinad Capital Master Fund, Ltd. Robert S. Ellin disclaims beneficial ownership of the shares of the Issuer’s Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein.

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert S. Ellin Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	75	SOLE VOTING POWER 386,100
	86	SHARED VOTING POWER
	97	SOLE DISPOSITIVE POWER 386,100
	108	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 386,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 629410309

Introductory Statement

The statement constitutes Amendment No. 16 to the Schedule 13D, originally filed with the Securities and Exchange Commission on July 24, 2007, as amended (“Schedule 13D”).  Except as otherwise supplemented by the information in this Amendment, the information contained in the Schedule 13D, remains in effect.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $0.005 par value per share, (the "Common Stock") of the Issuer. The principal executive offices of the Issuer are located at 5966 La Place Court, Carlsbad, California 92008.

Item 2. Identity and Background.

(a), (c) and (f)

This Schedule is being filed jointly by:

(i)
Trinad Capital Master Fund, Ltd., a Cayman Islands corporation, which is a hedge fund dedicated to investing in micro-cap companies, with respect to shares directly and beneficially owned by Trinad Capital Master Fund, Ltd.

(ii)
Trinad Capital LP, a Delaware limited partnership, which is principally engaged in investing in Trinad Capital Master Fund, Ltd., with respect to shares indirectly and beneficially owned by Trinad Capital LP through its investment in Trinad Capital Master Fund, Ltd.

(iii)
Trinad Management, LLC, a Delaware limited liability company, which is principally engaged in the business of managing the investments of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP, with respect to the shares directly and beneficially owned by Trinad Capital Master Fund, Ltd. and indirectly and beneficially owned by Trinad Capital LP.

(iv)
Trinad Advisors II, LLC, a Delaware limited liability company, the general partner of Trinad Capital LP, which principally serves as the general partner of Trinad Capital LP, with respect to the shares indirectly and beneficially owned by Trinad Capital LP.

(v)
Robert S. Ellin, an individual, whose principal occupation is to serve as portfolio manager for Trinad Management, LLC. Mr. Ellin is the managing member of Trinad Advisors II, LLC.  Trinad Advisors II, LLC is the general partner of Trinad Capital LP that is a principal stockholder of Trinad Capital Master Fund, Ltd. Mr. Ellin is the managing member of Trinad Management, LLC which is the manager of Trinad Capital Master Fund, Ltd.  Mr. Ellin is a United States citizen.

(vi)	Robert S. Ellin Profit Sharing Plan, a trust fund.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Although this Amendment is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the ("Exchange Act"), or otherwise.

CUSIP No. 629410309

(b)

The address of the principal business office of Trinad Capital Master Fund, Ltd, Trinad Capital LP, Trinad Management, LLC, Trinad Advisors II, LLC, Robert S. Ellin and the Robert S. Ellin Profit Sharing Plan is 4751 Wilshire Blvd., 3rd Floor, Los Angeles CA, 90010.

(d)-(e)

During the last five years, none of the Reporting Persons have nor, to the best of their knowledge, have any of the directors, executive officers, control persons, general partners or members of such Reporting Persons (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Since the filing of Amendment Number 15, Trinad Capital Master Fund, Ltd. used its working capital to purchase the Issuer’s Common Stock on the open market; no funds were borrowed to make these purchases.

Item 4.  Purpose of Transaction.

The Reporting Persons have no current plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

The Reporting Persons intend to continuously assess the Issuer's business, financial conditions, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities. Depending on such assessments, the Reporting Persons may, from time to time, acquire additional Shares or may determine to sell or otherwise dispose of all or some of its holdings of Shares.

Item 5. Interest in Securities of the Issuer.

(a) Unless otherwise indicated, as of the date hereof,

Trinad Capital Master Fund, Ltd. is the beneficial owner of 3,276,100 shares of the Issuer’s Common Stock, representing approximately 5.4% of the Issuer’s Common Stock.

Trinad Capital LP (the owner of 76.12% of the shares of Trinad Capital Master Fund, Ltd. as of November 30, 2010) and Trinad Advisors II, LLC (as the general partner of Trinad Capital LP)may each be deemed the beneficial owner of 2,493,767 (representing 76.12% of the shares of the 3,276,100 shares of the Issuer’s Common Stock held by Trinad Capital Master Fund, Ltd.), representing 4.1% of the Issuer’s Common Stock.

Trinad Management, LLC (as the manager of Trinad Capital Master Fund, Ltd. and Trinad Capital LP) may be deemed the beneficial owner of 3,276,100 shares of the Issuer’s Common Stock held by Trinad Capital Master Fund, Ltd. representing approximately 5.4% of the Issuer’s Common Stock.

Robert S. Ellin, the managing director of and portfolio manager for Trinad Management, LLC and the managing director of Trinad Advisors II LLC, may be deemed to beneficially own 3,662,200 shares of the Issuer’s Common Stock representing approximately 6.0% of the Issuer’s Common Stock, this amount includes the 3,276,100 shares held by Trinad Capital Master Fund, Ltd. and the 386,100 shares held by Robert S. Ellin Profit Sharing Plan.

CUSIP No. 629410309

Each of Trinad Management, LLC and Trinad Advisors II, LLC disclaims beneficial ownership of the shares of Issuer’s Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of their pecuniary interests therein.

Robert S. Ellin disclaims beneficial ownership of the shares of Issuer’s Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein.

The percentages herein were calculated based on the 60,730,139 shares of the Issuer's Common Stock, reported by the Issuer to be issued and outstanding as of November 10, 2010 in the Issuer’s latest 10-Q filed with the  Securities and Exchange Commission on November 12, 2010.

(b)

Trinad Management, LLC and Robert S. Ellin share the power to direct the vote and disposition of the 3,276,100 shares of Issuer’s Common Stock held by Trinad Capital Master Fund, Ltd.

Robert S. Ellin and the Robert S. Ellin Profit Sharing Plan share the power to direct the vote and disposition of 386,100 shares of Issuer’s Common Stock held by the Robert S. Ellin Profit Sharing Plan.

(c)

Trinad Capital Master Fund, Ltd. has engaged in the following transactions in the last 60 days:

Purchase Date	Shares Purchased (Sold)	Price Per Share (Exclusive of Commission
10/22/2010	7,817	$0.4489
10/28/2010	5,000	$0.4065
10/29/2010	3,000	$0.4
11/8/2010	(25,000)	$0.39
11/10/2010	(8,330)	$0.3891
11/11/2010	(43,600)	$0.3803
11/12/2010	(4,000)	$0.39
11/16/2010	(26,100)	$0.36
11/18/2010	(45,000)	$0.36
11/19/2010	5,700	$0.3435
11/22/2010	(10,000)	$0.35
11/23/2010	2,000	$0.3487
11/29/2010	5,000	$0.35
12/1/2010	23,900	$0.396
12/2/2010	(40,000)	$0.37
12/2/2010	(60,200)	$0.37
12/3/2010	(5,000)	$0.37
12/6/2010	(28,000)	$0.3518
12/8/2010	(16,700)	$0.3527
12/9/2010	(15,588)	$0.3527
12/14/2010	(37,300)	$0.3511
12/15/2010	(16,700)	$0.35
12/16/2010	(55,521)	$0.3485
12/17/2010	(703,900)	$0.3403

CUSIP No. 629410309

(d)

Not applicable.

(e)

On December 17, 2010, Trinad Capital LP and Trinad Advisors II, LLC ceased to be the beneficial owners of more than five percent of the Issuer’s Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

None.

Item 7.  Material to be Filed as Exhibits.

1.           Joint Filing Agreement, dated as of December 20, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company	TRINAD MANAGEMENT, LLC a Delaware limited liability company

By: /s/ Robert S. Ellin	By: /s/ Robert S. Ellin
Robert S. Ellin, Director	Robert S. Ellin, Managing Member

Date: December 20, 2010	Date: December 20, 2010

TRINAD CAPITAL LP a Delaware limited partnership By: TRINAD ADVISORS II, LLC a Delaware limited liability company As its General Partner	TRINAD ADVISORS II, LLC a Delaware limited liability company

By: /s/ Robert S. Ellin	By: /s/ Robert S. Ellin
Robert S. Ellin, Managing Member	Robert S. Ellin, Managing Member

Date: December 20, 2010	Date: December 20, 2010

By: /s/ Robert S. Ellin
Robert S. Ellin, an individual

Date: December 20, 2010

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A
JOINT FILING AGREEMENT
PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company	TRINAD MANAGEMENT, LLC a Delaware limited liability company

By: /s/ Robert S. Ellin	By: /s/ Robert S. Ellin
Robert S. Ellin, Director	Robert S. Ellin, Managing Member

Date: December 20, 2010	Date: December 20, 2010

TRINAD CAPITAL LP a Delaware limited partnership By: TRINAD ADVISORS II, LLC a Delaware limited liability company As its General Partner	TRINAD ADVISORS II, LLC a Delaware limited liability company

By: /s/ Robert S. Ellin	By: /s/ Robert S. Ellin
Robert S. Ellin, Managing Member	Robert S. Ellin, Managing Member

Date: December 20, 2010	Date: December 20, 2010

By: /s/ Robert S. Ellin
Robert S. Ellin, an individual

Date: December 20, 2010